Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

March 11, 2022

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

    Re:    Advisors Series Trust (the “Trust”)
        File Nos.: 333-17391 and 811-07959
Logan Capital Large Cap Growth ETF (S000070990)

Dear Ms. Brutlag:

This correspondence is being filed in response to your oral comments and suggestions of January 21, 2021, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 994 to its registration statement. PEA No. 994 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on December 4, 2020, for the purpose of registering a new series to the Trust. Simultaneous with this correspondence, the Trust has filed a new PEA pursuant to Rule 485(a) to reflect not only changes made in response to the Trust’s comments, but also changes made in connection with the fund’s new chosen name. The name of the fund has changed from Logan Capital Large Cap Growth ETF to Logan Capital Broad Innovative Growth ETF (the “Fund”). The Staff will observe appropriate changes to the description of the Fund’s strategies to correspond to the new name.

For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA.

Prospectus Comments

Staff Comment: Please confirm that the Trust will be filing a separate registration statement under Form N-14 and when it will be filed. Separately, please confirm that the Trust will not use this prospectus prior to the filing and effectiveness of the N-14 registration statement.

Response: The Trust responds by confirming that it intends to file a separate registration on Form N-14 on or about March 16, 2022. Accordingly, the Trust will be filing 485BXTs as necessary to extend the effectiveness of the PEA until such time as the N-14 registration statement is declared effective with the SEC and the reorganization of the Logan Capital Large Cap Growth Fund into the Broad Innovative Growth ETF has been completed.

Staff Comment: Please provide the ticker symbol for this new series in this correspondence filing.

Response: The Trust responds by adding the ticker symbol LCLG to the cover of the Fund’s prospectus and statement of additional information.

Staff Comment: The Staff notes that on page 3 of the prospectus, “the Fund may invest up to 15% of its total assets in other investment companies, including exchange-traded funds.” Accordingly, please confirm that the “Fees and Expenses” table will include a line for “acquired fund fees and expenses.”

Response: The Trust responds by noting that, similar to the predecessor fund, the Fund does not intend to invest in other investment companies or ETFs to such an extent that would require inserting a separate row for acquired fund fees and expenses.

Staff Comment: On page 3 of the prospectus, under the subheading titled, “Fundamental Analysis,” please explain what is meant by the phrase “significant barriers to entry.” For instance, the Trust could add a parenthetical clause, such as “(e.g., obstacles that prevent a company from easily entering the market or industry).”

Response: The Trust responds by adding the parenthetical clause: “(e.g., obstacles that prevent a company from easily entering the market or industry, such as dominant market share, proprietary software, patents, or brand loyalty)” to the sentence as suggested.

Staff Comment: On page 3 of the prospectus, under the subheading titled, “Technical Analysis,” please explain what is meant by the phrase “support and resistance levels” similar to the manner requested above.

Response: The Trust responds by adding the following explanatory sentence:

“Support” occurs where a downtrend is expected to pause due to a concentration of demand, and “resistance” occurs where an uptrend is expected to pause, due to a concentration of supply.

Staff Comment: Please consider separating the risk titled, “Foreign and Emerging Markets Risk” into “Foreign Risk” and “Emerging Markets Risk” and provide more detail similar to the Item 9 disclosure to enhance the summary section disclosure in Item 4.

Response: The Trust responds by enhancing the Risks in the Summary Section as follows:

Foreign Securities Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: (1) internal and external political and economic developments – e.g., the political, economic and social policies and structures of some foreign countries may be less stable and more volatile than those in the U.S. or some foreign countries may be subject to trading restrictions or economic sanctions; (2) trading practices – e.g., government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; (3) availability of information – e.g., foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; (4) limited markets – e.g., the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and (5) currency exchange rate fluctuations and policies.

Emerging Markets Risk. Emerging markets are markets of countries in the initial stages of industrialization and generally have low per capita income. In addition to the risks of foreign securities in general, emerging markets are generally more volatile, have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries and securities markets that are substantially smaller, less liquid and more volatile with less government oversight than those of more developed countries.

Staff Comment: Please consider revising the subcategory under the “Sector Emphasis Risk” titled “Technology Risk” to “Information Technology Risk” or alternatively respond that the risk is intended to be broader as provided.

Response: The Trust responds by updating the risk description as suggested.

Staff Comment: Please update the “Performance” section on pages 5 and 6 of the prospectus to include updated calendar year information in the bar chart and table.

Response: The Trust responds by updating the “Performance” section accordingly.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.
Very truly yours,

/s/ Elaine E. Richards

Elaine E. Richards
Secretary
Advisors Series Trust

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